LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

May 10, 2013

Jennifer Regal, Special Counsel
Karen Ubell, Staff Attorney
Frank Wyman, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-187706

Dear Ms. Regall, Ms. Ubell, and Mr. Wyman

This letter is being submitted on behalf of Asterias Therapeutics, Inc. in response to your letter of April 24, 2013 and our telephone discussion of May 2, 2013 regarding Registration Statement on Form S-1 (333-187706) filed by Asterias on April 3, 2013.

Comment 1.

“1. It appears that the Geron contribution may constitute a business combination. Please provide financial statements that comply with Rule 3-05 of Regulation S-X or tell us why you believe no financial statements are required. Please refer to paragraphs 4-9 of ASC 805-10-55 and tell us the basis for your anticipated accounting treatment.”

The asset contribution transaction completed by Asterias is not an acquisition of a “business” pursuant to Rule 11-01(d) of Regulation S-X, and we are therefore not required to include financial statements related to the transaction in accordance with Rule 3-05 of Regulation S-X.

The stem cell programs to be contributed by Geron were evaluated as to whether there is sufficient continuity of Geron’s stem cell operations prior to the transaction close so that disclosure of prior financial information is material to an understanding of future operations. There was a significant and distinct curtailment of stem cell related activities by Geron.  Geron ceased their stem cell research and development, publicly announcing this in a press release on November 14, 2011, and there has been no resumption of their stem cell programs or operations since then.  In addition, the lease of the cGMP (current Good Manufacturing Practice) compliant facility which housed Geron’s stem cell programs expired and the facility was decommissioned, and Geron sold a majority of its stem cell research equipment to third parties via an auction.

Securities and Exchange Commission
May 10, 2013

The primary assets being acquired consist of intellectual property, primarily patents and patent applications, none of which have yet been used by Geron to creat any commercial products.  The only physical assets being acquired are capital equipment that was not sold at auction and raw materials and cell lines that had been produced for future studies.  No employee base, trade names, or customer base is being contributed as part of the transaction.  Asterias is effectively acquiring intellectual property in this transaction.

We also considered the nature of the revenue producing activities and whether such activities will remain the same as before the transaction.  Since all of the assets being acquired are development stage assets, there are currently no revenue producing activities, and Asterias has not yet fully developed the processes which will enable it to develop revenue producing activities.  Additionally, it has not been determined which of the former Geron stem cell programs Asterias will seek to develop or the order of priority in which Asterias will commence its product development efforts. The choice and prioritization of products for development from the acquired assets, and the cost and developmental time required to develop such products, is not presently determinable due to many factors.  These factors include the unknown functional state of the transferred cells, cell lines and other biological reagents which cannot be determined until they are transferred to Asterias upon completion of the asset contribution.  Asterias plans to complete an analysis of third party competitive and alternative technology that may provide superior processes and methods of manufacturing the cell types assets contributed by Geron.  Asterias and BioTime will need to complete an analysis of products and technologies being developed by BioTime to determine whether any of those products or technologies may enhance or be substituted for any of the acquired Geron cell lines or technologies.  Given the state of development, Asterias is unsure that the production techniques that were used by Geron will ultimately be those that will be revenue producing for Asterias.

We did review ASC 805-10-55-4 to 55-9 as a basis for determining whether a business has or has not been acquired.

ASC 805-10-55 defines a business as follows: A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

Below is a summary of the Company’s evaluation of the guidance in ASC 805-10-55:

Securities and Exchange Commission
May 10, 2013

ASC 805-10-55-4:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.  Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.  Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.  Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.  Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

The significant assets contributed by Geron consist almost entirely of intangible assets, in the form of intellectual property relating to stem cells.  Beyond the intangibles to be acquired, Asterias will acquire a limited number of physical assets, which include research equipment and freezers which remained after Geron auctioned substantially all of their operational equipment. No Geron employees will be assumed or acquired as part of the transaction.

Regarding processes, no processes or operations will be acquired consistent with the definition in ASC 805-10-55-4. No organized workforce “having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs” will be acquired.  The asset contribution includes documentation regarding certain manufacturing procedures that would be of use by a stem cell concern, however it is Asterias’ estimation that these would be categorized as inputs rather than processes due to the lack of skilled employees accompanying such documentation, and the efforts necessary to effectively restart and implement such processes, especially in light of the time that has passed since the discontinuation of operations.

Securities and Exchange Commission
May 10, 2013

Asterias has determined that these assets fall exclusively under the category of inputs, and that no processes or outputs were acquired. While we realize that outputs are not required to conclude that a business has been acquired, the acquisition of inputs alone generally does not constitute a business.

ASC 805-10-55-5:

“To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

As discussed above, the contemplated acquisition of the stem cell assets is comprised entirely of inputs.  Some inputs could be considered processes with further development. No outputs have as yet been produced from the acquired inputs, and Asterias will be expending significant efforts in developing ancillary inputs, hiring employees, acquiring additional equipment and facilities and developing processes necessary for the development of its output (commercially viable stem cell products). The Geron assets do not constitute a business and any alternate market participant acquiring these assets would have to undertake substantial development of ancillary inputs and processes to integrate them into a business.

ASC 805-10-55-6:

“The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.”

As described in our discussion under ASC 80-10-55-4, we conclude that only inputs are present as the assets do not include sufficient processes or outputs to constitute a business. Although the Asset Contribution Agreement indicates that assets and liabilities will be acquired; Asterias will only assume liabilities specifically defined in the Asset Contribution Agreement.  Asterias will not assume trade payables and similar obligations, facility or equipment leases, or liabilities with respect to employees of Geron for severance pay, termination pay, redundancy pay, and accrued vacation, paid time off or similar benefits in connection with the transaction.

ASC 805-10-55-7:

“An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business.

Securities and Exchange Commission
May 10, 2013

Those factors include, but are not limited to, whether the set:

a.  Has begun planned principal activities
b.  Has employees, intellectual property, and other inputs and processes that could be applied to those inputs
c.  Is pursuing a plan to produce outputs
d.  Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.”

At the time the assets are contributed from Geron they will be considered to be in the development stage and will not have yet produced any outputs.  Geron’s stem cell research and clinical programs are essentially dormant, having been discontinued by Geron in November 2011, and Asterias will not begin its principal activities until it evaluates the assets contributed.  No employees are being assigned as part of the transaction.  Intellectual property and other inputs were in development, but as previously described, several factors, including (a) the length of time that has elapsed since the programs were discontinued, (b) the lack of an organized workforce, (c) the lack of equipment and research and production facilities, and (d) the fact that processes that could be applied to those inputs have not been sufficiently developed,  prevent the assets from constituting an “integrated set of activities and assets” even in the development stage.  The ability to obtain customers to purchase outputs is considerably constrained by the fact that no outputs have been produced and by the discontinuation of the programs by Geron over 18 months ago.  Moreover, and perhaps most importantly, the development of therapeutic products, which was the goal of Geron’s stem cell programs, will require substantial additional research and development as well as human clinical trials and ultimately FDA or foreign regulatory approval, which if attained, will largely or entirely be the result of Asterias’ efforts rather than Geron’s. Geron had only two products in FDA clinical trials, but both were early stage trials involving only a small number of patients.  Asterias has not determined whether to even continue to develop one of those applications (spinal cord therapy).  This analysis is in line with our conclusion that the assets acquired do not constitute a business.

ASC 805-10-55-8:

“Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

Based on the discussion in previous sections, we concluded that the assets (intellectual property, a small amount of equipment, with no facilities or personnel) consisting primarily of inputs, lack sufficient activities and processes around them to constitute a business. Geron’s stem cell programs had not yet achieved sufficient conditions to be considered a business under the standards of ASC 805-10-55. Asterias intends to utilize these acquired assets in a business, but not without substantial further process development using its own facilities, equipment, and personnel.  We believe the Geron assets when combined with Asterias’ future efforts, own facilities, equipment, and personnel, would constitute a business but could not be considered as such without those items.

Securities and Exchange Commission
May 10, 2013

ASC 805-10-55-9:

“In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”

Asterias does not expect to acquire goodwill as part of the transaction.  In this regard, Asterias will not acquire the right to use any of Geron’s trade names or trademarks, and Geron has no marketable products that could be a source of goodwill.

Comment 2.

“2. Please provide pro forma financial information pursuant to Article 11 of Regulation S-X for the Asset Contribution Agreement or tell us why you believe no pro forma information is required. “

Rule 11-01(d) of Regulation S-X indicates that company should consider if the nature of the revenue-producing activity will remain the same after the acquisition in determining if a business is being acquired.  Specifically, Asterias evaluated the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. In addition Asterias evaluated the attributes that are expected to remain with the asset contribution after the transaction including, (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques, or (viii) trade names.

To determine whether or not we are required to file the financial statements and pro forma financial information of Geron, we first determined whether the contribution of Geron’s assets involved the acquisition of a business.  Please refer to our responses in comment number 1 in determining if the stem cell assets to be contributed by Geron in the transaction meet the definition of a business.

The stem cell assets contributed by Geron were not historically reported by Geron as a separate business from its oncology business, there was no segment reporting of the stem cell programs, and there are currently no revenue producing activities from the stem cell assets of Geron.  As previously disclosed, Geron terminated its stem cell programs in November of 2011.  No facilities, employees, market distribution systems, sales force, customer base, operating rights, or trade names will be acquired as part of the transaction. Assets acquired consist of intellectual property and licenses, a small amount of research equipment, and raw materials.  As part of the transaction Asterias will get documented procedures related to product development, however the eventual use of these has not been determined.  Based upon this, we have determined that no financial statements and pro forma financial information for Geron were required to be filed as the acquisition transaction does not meet the definition of a business acquisition in accordance with ASC 805-10-55 and Regulation S-X Rule 3.05 and 11-01 (d).

Securities and Exchange Commission
May 10, 2013

In addition, Rule 11-01 (c) states the pro forma effects of a business combination need not be presented pursuant to that section if separate financial statements of the acquired business are not included in the filing.

As a result of the foregoing, Asterias did not present pro forma statements of operations for Geron stem cell assets in its S-1 filed with the Commission on April 3, 2013.

Comment 3.

“3. We note that to comply with the Securities Act of 1933, any sale, offering or distribution of securities must be registered or conducted pursuant to a valid exemption. It appears that you are seeking to conduct the following offerings or distributions of Asterias Biotherapeutics, Inc.’s securities pursuant to the Asset Contribution Agreement:

A. The offering of the Series A Shares to Geron in exchange for the Contributed Geron Assets;

B. The offering of Series B Shares and warrants to purchase Series B Shares to BioTime in exchange for the BioTime Cash Contribution and BioTime Stem Cell Assets;

C. The offering of Series B Shares and warrants to purchase Series B Shares to Romulus in exchange for its cash contribution of $5 million;

D. The Series A Distribution whereby Geron will distribute to its stockholders the Asterias Series A Shares Geron receives in the Asset Contribution; and

E. The potential sale to the public of Asterias Series A Shares by holders of Asterias Series A Shares after the Series A Distribution as described in Item D; and

F. The potential sale to the public without restriction of the Series B Shares, Series B warrants, Series B Shares underlying the Series B warrants, and any Series A Shares into which those Series B Shares may be converted, by Romulus.

Your registration statement covers the offerings contemplated by Items A, B and C above. We do not believe it is appropriate to register an offering that began privately such as the transactions contemplated by Items A, B and C. Further, Form S-3, as compared to Form S-4, does not permit the registration of the subsequent distributions or resales contemplated by Items D, E and F by virtue of registering the Item A, B and C offerings since the Item A, B and C offerings have not yet occurred and thus the securities to be offered pursuant to Items D, E and F are not yet outstanding. It is, therefore, premature to register the transactions contemplated in Items D, E and F. Accordingly, please withdraw your registration statement and register the offerings contemplated by Items D, E and F at such time as the securities are outstanding and held by Geron, holders of Asterias Series A Shares after the Series A Distribution and Romulus.”

Securities and Exchange Commission
May 10, 2013

Your comment asserts that it is premature to register the securities to be issued to BioTime and Geron pursuant to the Asset Contribution Agreement described in the prospectus, and the securities to be issued to Romulus pursuant to a Stock and Asset Purchase Agreement that is also described in the prospectus.  For the reasons discussed below, we respectfully request your permission to amend the registration statement in the following respects:

•	to remove from the registration all of the securities originally proposed to be registered other than 6,537,779 shares of Asterias Series A common stock, to be distributed to stockholders of Geron;

•	to revise the cover page of the prospectus to clarify that the registration statement is being filed to register the distribution of the Series A common stock to Geron stockholders;

•
To make corresponding changes to the prospectus, including revising the Prospectus Summary to remove references to Series B common stock and warrants as securities being offered, and to make corresponding changes to the Plan of Distribution section to remove references to the distribution of the shares of Asterias Series B common stock and warrants by BioTime and Romulus.

We enclose for your review a proposed revised version of the facing page of the Asterias S-1 and the cover of the prospectus with the proposed revisions to clarify the transaction being registered.

Series A Distribution

The primary purpose of the Asterias S-1 is to register the “Series A Distribution,” described in the prospectus and referenced as transaction “D” in your comment letter, together with the initial issuance to Geron referenced as transaction ‘A” in your comment letter.  Pursuant to the Asset Contribution Agreement described in the prospectus, Geron will contribute certain assets to Asterias and in exchange Geron will receive 6,537,779 shares of Series A common stock.   Under the Asset Contribution Agreement, Geron is obligated to cause the distribution of those shares of Series A common stock to its stockholders on  a pro rata basis (the “Series A Distribution”) as soon as practicable following Geron’s receipt of those shares. The registration of the Series A Distribution is a condition to the closing of the transactions under the Asset Contribution Agreement, including the issuance of the Series A common stock to Geron under the Asset Contribution Agreement.  In view of the fact that Geron is contractually committed to the Series A Distribution, we view the transaction as one integrated offering of Asterias Series A common stock by Asterias to the Geron stockholders.

Securities and Exchange Commission
May 10, 2013

We respectfully submit that the registration of the Series A Distribution on Form S-1 at this time is permitted and in fact may be required under the SEC’s rules and practices.  The transactions under the Asset Contribution Agreement constitute a “transfer of assets in consideration of the issuance of securities” pursuant to an agreement that “provides for a pro rata ... distribution of such securities” as described in Rule 145(a)(3)(ii), and would also constitute “part of a pre-existing plan for distribution of such securities” as described in Rule 145(a)(3)(iv).  The Series A Distribution does not, however, require either a vote of or consent of Geron stockholders and Rule 145 is technically inapplicable to the Series A Distribution, thus rendering Form S-4 unavailable.

In transactions requiring registration under Rule 145(a)(3), a registration statement on Form S-4 is filed to register the issuance and distribution after the parties privately negotiate and execute an agreement or adopt a plan covering the transaction, and before the securities are issued.  That is exactly what is taking place with respect to the Asset Contribution Agreement and the Series A Distribution.  BioTime, Geron, and Asterias negotiated and executed the Asset Contribution Agreement privately, and without any public offering, prior to the filing of the Asterias S-1, and have conditioned the closing of the transactions contemplated by the Asset Contribution Agreement on the effectiveness of a registration statement covering the Series A Distribution.

Although the transactions contemplated by the Asset Contribution Agreement do not require approval by Geron shareholders, putting it outside Rule 145, the Series A Distribution could be viewed as falling within the staff’s interpretations and guidance regarding spinoffs.  The staff has taken the position that spin-offs or similar public distributions of securities must either be registered under the Securities Act or be made in compliance with the conditions set forth in Staff Legal Bulletin No. 4, even though “no sale” is involved in the transaction due to the absence of a vote or consent of the shareholders of the company whose assets are being acquired.  Among the concerns expressed by the staff in Staff Legal Bulletin No. 4 is that an unregistered spin-off could (i) result in “an active trading market for the spun-off shares without adequate public information about their issuer”; and (ii) could “violate the anti-fraud provisions of the Securities Act and the Exchange Act”.  The determination to register the Series A Distribution under the Securities Act was made after considering the concerns and procedures discussed in Staff Legal Bulleting No. 4.  In particular the following issues raised by Staff Legal Bulletin No. 4 might not be satisfied without registration:

______________________
1 Although clause (2) of Instruction A.1. to Form S-4 permits the use of the form for a merger in which shareholder approval of the company being acquired is not required, the parties to the Asset Contribution Agreement are not participating in a merger.  Likewise, clause (3) is not applicable because the parties to the Asset Contribution Agreement are not engaging an exchange offer of securities.  Beyond the instructions for use, the information required by Form S-4 in large measure does not pertain to the Series A Distribution.  In particular, there is no vote of security holders, which makes numerous disclosure items specified by the Form inapplicable.

Securities and Exchange Commission
May 10, 2013

•	Geron is a reporting company under the Securities Exchange Act of 1934, as amended, but Asterias is not a reporting company;

•	The Series A common stock issued to Geron might be deemed to be “restricted securities” when acquired by Geron through the Asset Contribution Agreement since Asterias was not formed by Geron.

•	Geron is not the “parent” of Asterias. BioTime is the parent of Asterias and will remain the parent company upon the completion of the transactions contemplated by the Asset Contribution Agreement;

•	Geron is merely contributing discontinued assets to Asterias, rather than a business or business segment, in exchange for the Series A common stock;

•
Geron did not treat the research and development programs that utilized the assets being contributed to Asterias as a separate business segment, and Geron’s Exchange Act reports do not include segment information related to those assets;

•
Geron does not control Asterias or its management or its business plans so as to be in a position to prepare a Form 10 registration statement and an information statement for distribution to Geron shareholders;

•
Geron, rather than an independent sales agent, may sell shares of Series A common stock to eliminate fractional shares or to pay cash in lieu of Series A common stock in certain jurisdictions where the Series A Distribution is not registered or where fewer than an agreed number of Geron shares are held.

Because the Series A Distribution could be viewed as a public distribution, the obligations of Asterias, BioTime and Geron to consummate the transactions contemplated by the Asset Contribution Agreement are conditioned on the effectiveness of a registration statement covering the Series A Distribution.

The staff has also provided guidance in a number of Compliance and Disclosure Interpretations (C&DIs) for the registration of securities prior to the closing of a privately negotiated transaction not in the nature of a Rule 145 transaction, where the registration is a condition of closing, including where the purchaser of shares of a publicly traded company through a private placement desires to obtain liquidity through receipt of shares that have been registered for resale rather than receiving restricted securities.  See for example 134.01 and 134.03.  Although those C&DIs do not address Rule 145 type transactions, we believe that they provide a basis for registering the Series A Distribution at this time, in view of the fact that the conditions to closing of the transactions contemplated by the Asset Contribution Agreement do not include “market out” type conditions, and Geron will be dividending out the securities to its public stockholders after the closing.

Securities and Exchange Commission
May 10, 2013

Removal of Series B Common Stock and Warrants from the Registration Statement

Asterias initially proposed to register the sale and potential resale of the shares of Series B common stock and warrants to purchase Series B common stock being issued to BioTime under the Asset Contribution Agreement, and the shares of Series B common stock and warrants to purchase Series B common stock being issued to Romulus, along with the shares of Series B common stock issuable upon the exercise of those warrants.  However, we believe that the issuance of the Series B common stock to BioTime under the Asset Contribution Agreement, and the shares of Series B common stock and warrants to purchase Series B common stock, along with the shares of Series B common stock issuable upon the exercise of those warrants, to Romulus under the Stock and Warrant Purchase Agreement, are private placements exempt from registration under Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D, as those securities have come to rest in the hands of BioTime and Romulus, respectively.

Asterias had initially proposed to register the resale of the Series B common stock and warrants to the public in the current registration statement.  However, because the registration of the Series B common stock and warrants is not the primary purpose of filing the Asterias S-1, we now propose to remove those shares and warrants from the registration statement by amendment, so that the Series A Distribution will be the only transaction registered at this time.

Use of Form S-1

General Instruction I to Form S-1 provides that Form S-1 shall be used for the registration of securities of all registrants “for which no other form is authorized or prescribed” excluding foreign governments.  Asterias does not qualify for the use of Form S-3, so the only other registration form that might be available would be Form S-4.  General Instruction A.1. for the Use of Form S-4 provides that that Form S-4:

“may be used for registration under the Securities Act of 1933 (“Securities Act”) of securities to be issued (1) in a transaction of the type specified in paragraph (a) of Rule 145 (§230.145 of this chapter); (2) in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired; (3) in an exchange offer for securities of the issuer or another entity; (4) in a public reoffering or resale of any such securities acquired pursuant to this registration statement; or (5) in more than one of the kinds of transaction listed in (1) through (4) registered on one registration statement.”

As noted above, although the Asset Contribution Agreement and Series A Distribution are similar to transactions described in paragraphs (a)(3)(ii) and (a)(3)(iv) of Rule 145, no approval by the Geron stockholders is required and therefore the transaction does not fall within that category.  As we note in footnote 1 above, the categories set forth in clauses (2) and (3) of General Instruction A.1. are also inapplicable to the Series A Distribution.  Thus, although clause (2) of Instruction A.1. to Form S-4 permits the use of the form for a merger in which shareholder approval of the company being acquired is not required, the parties to the Asset Contribution Agreement are not participating in a merger.  Clause (3) is not applicable because the parties to the Asset Contribution Agreement are not engaging an exchange offer of securities.  Clauses (4) and (5) of General Instruction A.1. would only be applicable in the event one or more of clauses (1) through (3) were to apply.

Securities and Exchange Commission
May 10, 2013

Since the instructions to the use of Form S-4 do not “authorize or prescribe” its use for the Series A Distribution, Form S-1 is the registration form available for use.

Comment 4

“4. Please advise us as to the application of the Securities Act of 1933 with respect to each of the offerings or distributions listed in Items D, E and F above. Your analysis should include how you intend to register the transactions and to whom and when you intend to deliver a prospectus. Alternatively, if you believe there is a valid exemption from the Securities Act of 1933, please advise us of the exemption you will rely upon to conduct each privately without registration.”

You have asked us to explain the application of the Securities Act of 1933 to the offerings of securities described in D, E, and F of your letter.  As we discuss in our response to Comment 3 above, it is Asterias’ intention to amend the Form S-1 registration statement to remove the transactions described in F.  We have discussed the registration of the Series A Distribution above in response to Comment 3.  The prospectus included in the S-1 will be delivered to Geron shareholders entitled to receive Series A common stock in the Series A Distribution.  The delivery of the prospectus would precede or accompany delivery of stock certificates evidencing the Series A common stock.  Below we address the resale of those shares of Series A common stock by Geron shareholders described in E.

Resales of Asterias Series A Common Stock Following the Series A Distribution

We believe that upon the effectiveness of the Asterias S-1, the Asterias Series A common stock received by Geron shareholders through the Series A Distribution would not be “restricted securities” within the meaning of Rule 144, and may be sold or otherwise transferred by the Geron shareholders who receive the shares pursuant to Section 4(1) under the Securities Act, without restriction or subsequent registration for resale, except that sales of any such shares held by an “affiliate” of Asterias would be subject to the volume limitations, manner of sale, and notice filing provisions of Rule 144.  This conclusion is based on the fact that the Geron shareholders will have received the Asterias Series A common stock through a transaction registered under the Securities Act.

Securities and Exchange Commission
May 10, 2013

Clarification of Certain Matters By Amendment

As discussed above, we propose to amend the Asterias S-1 to remove from registration the Series B common stock and warrants and to limit the scope of the registration to the Series A Distribution.  Of course, we will need to retain the description of the Asset Contribution Agreement to explain how Asterias will acquire the assets described in the prospectus.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

/s/ Richard S. Soroko
Richard S. Soroko

Enc.

As filed with the Securities and Exchange Commission on  _____, 2013

Registration No. 333-187706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
ASTERIAS BIOTHERAPEUTICS, INC.
(Exact name of Registrant as specified in charter)

Delaware	2836	46-1047971
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Peter S. Garcia, Chief Financial Officer
230 Constitution Drive	Asterias Biotherapeutics, Inc.
Menlo Park, California 94025	1301 Harbor Bay Parkway, Suite 100
(650) 433-2900	Alameda, California 94504
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(510) 521-3390 (Name, address, including zip code, and telephone number, including area code, of agent for service)
_________________________
Copies of all communications, including all communications sent to the agent for service, should be sent to:

THOMAS OKARMA,	RICHARD S. SOROKO, ESQ.
Chief Executive Officer	Thompson, Welch, Soroko & Gilbert LLP
Asterias Biotherapeutics, Inc.	235 Pine Street, 13th Floor
230 Constitution Drive	San Francisco, California 94104
Menlo Park, California 94025	Tel. (415) 448-5000

_________________________

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 check the following box. 

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Series A Common Stock, par value $0.0001 per share	6,537,779	$2.34	$15,298,402.86	$2,086.70
Total Registration Fee				$2,086.70	(3)

(1) This amendment withdraws from the Registration Statement (a) 23,909,340 shares of Series B common Stock, par value $0.0001 per share; (b) 3,500,000 warrants to purchase Series B common stock; (c) 3,500,000 shares of Series B common stock issuable upon the exercise of the warrants, including any additional shares that may become issuable pursuant to the anti-dilution provisions of the warrants; and (d) 27,409,340 shares of Series A common stock issuable upon conversion of Series B common stock, including also shares that may be issued upon exercise of the warrants.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated ____, 2013

PROSPECTUS

ASTERIAS BIOTHERAPEUTICS, INC.

6,537,779 Shares of Series A Common Stock

This prospectus relates to 6,537,779 shares of our Series A common stock, par value $0.0001 per share (“Series A Shares”), to be distributed by Geron Corporation to its stockholders, on a pro rata basis (the “Series A Distribution”), subject to applicable legal requirements and certain other limitations, following our issuance of those Series A Shares to Geron in exchange for certain assets under the terms of an Asset Contribution Agreement that we have entered into with Geron and our parent BioTime, Inc.  See “THE SERIES A DISTRIBUTION” and “THE ASSET CONTRIBUTION AGREEMENT.”

We plan to file an application to list the Series A Shares on a national securities exchange under the symbol ___.

These securities involve a high degree of risk and should be purchased only by persons who can afford the loss of their entire investment.  See ‘‘RISK FACTORS’’ on page __.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2013